

Zac Clune · 3rd

Chief Operating Officer at Mealthy

Saratoga Springs, Utah, United States · 500+ connections ·
Contact info

 Mealthy

  Boise State University

Experience



Chief Operating Officer
Mealthy · Contract
Nov 2019 – Present · 1 yr 2 mos

Mealthy is a Food Media and Kitchen Appliances Company that is disrupting the way people Eat. Mealthy's mission is - Healthy Cooking Made Easy. We do this by providing fabulous recipes, cooking videos, a state of the art recipe website www.mealthy.com, a super user friendly app for iOS & Android and of course Kitchen Appliances that make Healthy Cooking Easy. Mealthy is a very fast growing company that has expand internationally, and into retail in 2019. Mealthy has just released the Mealthy CrispLid which turns ANY pressure cooker into an Air fryer and therefore we are the first company on the market with a product like this.



Consultant
GLG (Gerson Lehrman Group)
May 2016 – Present · 4 yrs 8 mos

Gerson Lehrman Group (GLG) is an American expert network that operates a membership-based platform that provides independent ad-hoc consulting services to business professionals around the world. It was founded in 1998, backed by private equity firms Silver Lake Partners and Bessemer Venture Partners, and is headquartered in New York City.   ...see more



Vice President Of Commercial Sales
Blendtec
Mar 2014 – Nov 2019 · 5 yrs 9 mos

Manage sales and distribution in North and South America for Blendtec. I've established and grown many relationships with key retailers in both continents, some of those partners include Amazon, Costco, Crate and Barrel, Williams Sonoma, Liverpool, Palacio de Hierro and many more. Consistently increase revenue YOY by over 100% with key retailers. Vast experience with ...see more



Principal
Rhino Rush LLC
Jun 2013 – Jun 2016 · 3 yrs 1 mo

Fast growing energy shot company with nationwide distribution. Lead the competition with results due to patented liquid Ephedra extract.

 Rhino Rush Powers All



Principal
Clune Enterprises
Mar 2010 – Apr 2015 · 5 yrs 2 mos
Pacific Northwest

Show 3 more experiences ⌄

Education



Boise State University
Business, Management, Marketing, and Related Support Services
1998 – 2002

Skills & endorsements

Sales · 29

 Endorsed by **Brent Hanson and 1 other** who is highly skilled at this

Endorsed by **7 of Zac's colleagues at Blendtec**

Leadership · 16

Endorsed by **Stephanie Claman**, who is highly skilled at this

Endorsed by **5 of Zac's colleagues at Blendtec**

Selling · 15



Endorsed by **Brent Hanson and 1 other who is highly skilled at this**

Endorsed by **7 of Zac's colleagues at Blendtec**

Show more